[OBJECT OMITTED]
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                            [ ] Check this box if no
                            longer subject to Section
                              16. Form 4 or Form 5
                            obligations may continue.

1. Name and Address of Reporting Person(s) Garcia II, Ernest C. 2525 East Camelback Road, Suite 500 Phoenix, Arizona 85016

2.   Issuer Name and Ticker or Trading Symbol Ugly Duckling Corporation (UGLY)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year 11/01

5.   If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Chairman of the Board

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person





Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/01/01 (1)J   V    360,000       A  $2.51 (1)
Common Stock                                  11/08/01 (2)J   V    215,100       A  $2.51 (2)    7,442,200      D   Direct



Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) These 360,000 shares of Common Stock of UGLY were acquired on 11/01/01 by Mr. Garcia at a purchase price of $2.51 per share.

(2) these 215,100 shares of Common Stock of UGLY were acquired on 11/08/01 by Mr. Garcia ata purchase price of $2.51 per share.


SIGNATURE OF REPORTING PERSON


/S/ By: Jon D. Ehlinger
--------------------------------------

    For: Ernest C. Garcia II


DATE 12/07/01